

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2022

Andrew Freedman
Partner
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

> **Re: Diffusion Pharmaceuticals, Inc.**
> **Preliminary Proxy Statement on Schedule 14A filed by LifeSci Special**
> **Opportunities Master Fund Ltd., et al.**
> **Filed November 22, 2022**
> **File No. 001-37942**

Dear Andrew Freedman:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments. All defined terms have the same meaning as in your proxy statement.

Preliminary Proxy Statement on Schedule 14A

Letter to Stockholders, page ii

1.   Since shareholders may vote for the nominees of either soliciting party on either proxy card, revise to explain what you mean by the following statement: "We believe that voting on the **BLUE** universal proxy card provides the best opportunity for stockholders to elect all of LifeSci's nominees and achieve the best Board composition overall."

We Believe Our Nominees are the Right Individuals to Help Maximize Value for Diffusion Stockholders, page 16

2.   There appear to be words missing the first sentence of this section on page 16. Please revise.

Stockholder Proposals, page 33

3. Include the disclosure required by Rule 14a-5(e)(4) regarding the deadline to provide notice of solicitation of proxies pursuant to Rule 14a-19 for Diffusion's next annual meeting.

General

4. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for any such opinions or beliefs should be self-evident, disclosed in the soliciting materials or otherwise provided to the staff on a supplemental basis with a view toward disclosure. Some examples of opinions presented as fact that should be recharacterized and/or supported include the following:

    •   "Although Diffusion has spent over a decade attempting to develop its lead asset....it has yet to accomplish any sort of meaningful operational milestones other than the seemingly wasteful spending of immense cash resources...." (pg. 10)
    •   "We believe that the Company's operational efforts to develop TSC have failed to accomplish anything other than a catastrophic erosion of Diffusion's cash balances and stockholder value." (pg. 15)
    •   "It is clear to Us that the Company Has Failed to Generate any Meaningful Value from TSC Since Going Public and Cannot Be Trusted to Lead the Company Going Forward." (pg. 15)
    •   "The points below are a non-comprehensive list of what appear to us to be operational missteps, poor capital allocation decisions and other actions generally not in the best interest of stockholders:" (pg. 15).

5. In your response letter, explain why LifeSci Capital LLC has not been included as a participant in this solicitation. See Instructions 3(a) to Items 4 and 5 of Schedule 14A. We note the disclosure in the Background section stating that Mr. Dobkin is a Managing Director of LifeSci Capital and it has, on behalf of unnamed clients, made an offer to acquire the Company.

6. See our last comment above. Whether or not it is a participant in this solicitation, LifeSci Capital is an affiliate of existing participants in this solicitation, including Mr. Dobkin, who is its Managing Director. According to disclosure in the proxy statement, it acted as an investment bank and presented an offer to acquire the Company on behalf of its client. In addition, it appears that LifeSci Capital also sought to engage with the Company on behalf of additional clients with respect to other kinds of strategic alternatives involving Diffusion. Therefore, please provide the information required by Item 5 of Schedule 14A regarding interests in the Company. For example, if participants in this solicitation, by virtue of their interest in or affiliation with LifeSci Capital, stand to gain through a transaction between clients of LifeSci and Diffusion, this interest should be described (and quantified, to the extent possible) in the proxy statement.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Michael Killoy at 202-551-7576 or Christina Chalk at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions